James Hardie Industries plc 1st Floor, Block A, One Park Place, Upper Hatch Street, Dublin 2, D02 FD79, Ireland T: +353 (0) 1 411 6924 F: +353 (0) 1 479 1128 James Hardie Industries plc is a limited liability company incorporated in Ireland with its registered office at 1st Floor, Block A, One Park Place, Upper Hatch Street, Dublin 2, D02 FD79, Ireland. Directors: Anne Lloyd (Chairperson, USA), Peter-John Davis (Aus), Howard Heckes (USA), Gary Hendrickson (USA), Persio Lisboa (USA), Renee Peterson (USA), John Pfeifer (USA), Rada Rodriguez (Sweden), Suzanne B. Rowland (USA), Jesse Singh (USA), Nigel Stein (UK). Chief Executive Officer and Director: Aaron Erter (USA) Company number: 485719 ARBN: 097 829 895 4 July 2025 The Manager Company Announcements Office Australian Securities Exchange Limited 20 Bridge Street SYDNEY NSW 2000 Dear Sir/Madam Substantial Holding Notice As required under ASX Listing Rule 3.17.3 please see attached copy of the substantial holding notice received by James Hardie on 3 July 2025. Regards Aoife Rockett Company Secretary This announcement has been authorised for release by the Company Secretary, Ms Aoife Rockett.

3/07/2025 James Hardie Industries PLC Group Company Secretary Second Floor, Europa House Harcourt Centre Harcourt Street Dublin 2, D02 WR20 Ireland Dear Sir/Madam, Re: Disclosure of holding below 6% threshold AustralianSuper Pty Ltd (“AustralianSuper”) has a relevant share capital holding (as defined in Section 1047 of the Companies Act 2014) in James Hardie Industries PLC which requires disclosure under Section 1048 and/or Section 1050 of the Companies Act 2014, further particulars of which are set out below. As of 01 July 2025, there was an aggregated interest in James Hardie Industries PLC Chess Depository Interests of 5.75% ordinary share capital. This was based on 24,734,810 shares held and a total of 429,866,368 voting shares and class share outstanding. A previous announcement of 6.04% interest in relevant share capital based on a total of 431,429,497 voting shares and class shares outstanding was disclosed on 17 March 2025 for value date 10 March 2025. Yours faithfully Amar Rashid Amar Rashid Senior Manager, Portfolio Compliance, Investments & Fund Services

The Registered holder of all shares is: JP Morgan Nominees Australia Limited 85 Castlereagh Street, Sydney NSW 2000 Date Number of CDIs % held 01/07/2025 24,734,810 5.75%